AMENDED AND RESTATED COMPANY AGREEMENT OF ADB INTERESTS, LLC

This Amended and Restated Company Agreement (as may be amended from time to time, this "*Agreement*") of ADB Interests, LLC, a Texas limited liability company (the "*Company*"), dated effective as of May 13, 2021, is adopted, executed, and agreed to, for good and valuable consideration, by the undersigned parties, and shall amend, restate, and supersede in its entirety the Company Agreement of the Company dated May 16, 2014, as amended.

Article 1
Organization

1.01. *Formation*. The Company has been organized as a Texas limited liability company by the filing of a Certificate of Formation with the Texas Secretary of State (as may be amended or restated from time to time, the "*Certificate*") under and pursuant to the Texas Business Organizations Code (as amended from time to time, the "*BOC*").

1.02. *Name*. The name of the Company is "ADB Interests, LLC" and all Company business must be conducted in that name or such other names that may be selected by the Managers (as defined in Sec. 5.01) and that comply with applicable law.

1.03. *Registered Office; Registered Agent; Offices*. The registered office and registered agent of the Company in the State of Texas shall be as specified in the Certificate or as designated by the Managers in the manner provided by applicable law. The offices of the Company shall be at such places as the Managers may designate, which need not be in the State of Texas.

1.04. *Purposes*. The purposes of the Company are as set forth in the Certificate and to engage in any business or activity that now or hereafter may be necessary, incidental, proper, advisable, or convenient to accomplish the foregoing purposes (including obtaining financing therefor) and that is not forbidden by the law of the jurisdiction in which the Company engages in that business.

1.05. *Foreign Qualification*. Prior to the Company's conducting business in any jurisdiction other than Texas, the Managers shall cause the Company to comply with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction.

1.06. *Term*. The Company commenced on the date of filing the Certificate with the Secretary of State of Texas and shall continue in existence until its business and affairs are wound up and the Company is terminated as provided in Article 8 of this Agreement.

1.07. *No State-Law Partnership*. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member or Manager be a partner or joint venturer of any other Member or Manager, for any purposes other than applicable tax laws, and this Agreement may not be construed to suggest otherwise.

Article 2
Membership; Dispositions of Interests

2.01. *Members; Sharing Ratios*. The members of the Company ("*Members*") are the persons or entities ("*Persons*") executing this Agreement as of the date hereof as members and each Person that is hereafter admitted to the Company as a member in accordance with this Agreement. If a Member shall have made a Disposition of all or any portion of its Membership Interest but shall have retained any rights therein, then solely with respect to the Membership Interest (or portion thereof) so disposed, all references to "Member" that appear in Article 4 and Sec. 8.02(b) shall be deemed to refer to the assignee of such Membership Interest, but such assignee shall

have no other rights or privileges hereunder. The *Sharing Ratio* (herein so called) of each current Member is set forth on *Exhibit A*, and the identity and Sharing Ratio of each Member shall be adjusted from time to time, and *Exhibit A* shall be updated from time to time by amendment to this Agreement (which amendment shall only need to be executed by the Managers), to reflect (a) any new issuances of Membership Interests, (b) any Dispositions (including redemptions) of Membership Interests, (c) any creation of any new class of Membership Interests, or (d) the admission, expulsion, or withdrawal of any Members, in each case if effected in accordance with the terms of this Agreement.

2.02. *Dispositions of Membership Interests*. A Member may not make a sale, assignment, transfer, conveyance, gift, exchange, or other disposition (voluntarily, involuntarily, or by operation of law) ("*Disposition*") of all or any portion of its rights or interest in the Company ("*Membership Interest*"), other than a Disposition resulting from the death of such Member, except with the consent of the Managers and a Majority Interest. Any attempted Disposition of all or any portion of a Membership Interest, other than in strict accordance with this Sec. 2.02, shall be null and void *ab initio*. A Person to whom a Membership Interest is Disposed (including as a result of the death of a Member) may be admitted to the Company as a Member only with the consent of the Managers and a Majority Interest (but a Person to whom a Membership Interest is Disposed shall automatically be deemed admitted as a Member if such Disposition was approved by the Managers and a Majority Interest); and (without limiting the generality of Sec. 5.02) each Manager's and Member's consent may be given or withheld in its sole and absolute discretion, with or without cause, and subject to such conditions as it shall deem appropriate ("*Sole Discretion*"). In connection with any Disposition of a Membership Interest or any portion thereof, and any admission of an assignee as a Member, the Member making such Disposition and the assignee shall furnish the Managers with such documents regarding the Disposition as the Managers may request (in form and substance satisfactory to the Managers), including a copy of the Disposition instrument and a ratification by the assignee of this Agreement (if the assignee is to be admitted as a Member).

2.03. *Encumbrances of Membership Interests*. A Member may not pledge, mortgage, subject to a security interest or lien, or otherwise encumber (voluntarily, involuntarily, or by operation of law) all or any portion of its Membership Interest without the consent of the Managers and a Majority Interest.

2.04. Creation of Additional Membership Interests. Additional Membership Interests may be created and issued to existing Members or to other Persons, and such other Persons may be admitted to the Company as Members, at the direction of the Managers and a Majority Interest, on such terms and conditions, and with such Sharing Ratios, as the Managers and such Majority Interest may determine at the time of admission.

2.05. *Withdrawal*. A Member does not have the right or power to withdraw from the Company.

2.06. *Information*. In addition to the other rights specifically set forth in this Agreement, but subject to Sec. 7.01, each Member and each assignee is entitled to all information to which that Member or assignee is entitled to have access pursuant to the BOC under the circumstances and subject to the conditions therein stated.

2.07. *Liability to Third Parties*. No Member or Manager shall be liable for the debts, obligations, or liabilities of the Company, including under a judgment decree or order of a court.

2.08. *Expulsion*. A Member may not be expelled from the Company except pursuant to a mandatory Disposition of all of such Member's Membership Interest in accordance with this Agreement.

2.09. *Spouses of Members*. Spouses of the Members do not become Members as a result of such marital relationship. Each spouse of a Member has executed a Spouse's Agreement in the form of *Exhibit B*.

2.10. *Profits Interest.* The Managers may designate certain Membership Interests at the time of their issuance as "profits interests" (each such Membership Interest, a "*Profits Interest*") within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343, as clarified by Rev. Proc. 2001-43, 2001-2 C.B. 191. The Managers shall

determine the profits interest hurdle for each Profits Interest (the "*Profits Interest Hurdle*"), and shall record such Profits Interest Hurdle in the Company's books and records or in the applicable award agreement pursuant to which such Profits Interest is issued. The Profits Interest Hurdle assigned by the Managers to any Profits Interest shall equal at least the aggregate booked-up value of the Capital Accounts of the Members of the Company as of immediately prior to the grant of the Profits Interest. It is the intention of the Members that distributions with respect to each Profits Interest pursuant to Sec. 8.02(b) be limited to the extent necessary so that the Profits Interest held by any Member qualifies as a "Profits Interest" and this Agreement shall be interpreted accordingly therewith. Without limiting the foregoing, no distributions shall be made with respect to a Profits Interest pursuant to Sec. 8.02(b) until the aggregate distributions made to the other Members pursuant to Sec. 8.02(b) equals the Profits Interest Hurdle assigned to such Profits Interest. In accordance with Rev. Proc. 2001-43, 2001-2 C.B. 191, the Company shall treat a Member holding any Membership Interest that is a Profits Interest as the owner of such Membership Interest from the date it is granted, and shall issue appropriate Schedule K-1s to each such Member, allocating to such Member its distributive share of all items of income, gain, loss, deduction, and credit associated with such Profits Interest. Each such Member agrees to take into account such distributive share in computing such Member's U.S. federal income tax liability for the entire period during which such Member holds the Profits Interest. The Company and each such Member agree not to claim a deduction (as wages, compensation, or otherwise) for the fair market value of such Profits Interest issued to the Member, either at the time of the grant of the Profits Interest or, if such Profits Interests are subject to vesting, at the time the Profits Interest becomes vested. The provisions of this Sec. 2.10 shall apply regardless of whether or not the holder of the Profits Interest files an election pursuant to Section 83(b) of the Internal Revenue Code of 1986, as amended (the "*Code*"), with respect thereto. As of the date of this Agreement, LBI Entertainment, LLC, a Delaware limited liability ("*LBI*"), owns the only Profits Interest in the Company, which Profits Interest was issued to LBI pursuant to the Profits Interest Award Agreement dated October 1, 2016 between the Company and LBI (the "*LBI Award Agreement*") in connection with LBI's service as a consultant for the Company pursuant to the Consulting Agreement dated October 1, 2016 between the Company and LBI. The LBI Award Agreement failed to specify the "Profits Interest Hurdle" for LBI's Profits Interest. The undersigned parties agree that the Profits Interest Hurdle assigned to LBI's Profits Interest was intended to be, and shall be deemed to be, $3,406,070.

2.11 *Company's Call Right*. At the election of the Managers, the Company may require any Member holding a Profits Interest to sell to the Company all or any portion of such Member's Profits Interest for the Call Price at any time and for any reason, all according to such reasonable conditions, procedures, requirements, schedule, and terms as the Managers determine appropriate in good faith, in which case the Member holding the Profits Interest shall fully cooperate to carry out such sale, including by taking any actions and executing any documents as reasonably requested by the Managers. For purposes of this Agreement, "*Call Price*" means, on a given date, with respect to any Profits Interest, the purchase price that a willing buyer would pay a willing seller for such Profits Interest in an arm's length transaction as (a) mutually agreed by the Managers and the selling Member or (b) in the absence of such mutual agreement within such time period as the Managers determine, as determined by a single, qualified, independent appraiser to be selected as follows: (i) by mutual agreement of the Managers and the selling Member or (ii) in the absence of such mutual agreement within such time period as the Managers determine, the Managers may petition any Texas state district court to appoint such appraiser. The appointment of an appraiser in accordance with this paragraph, and the Call Price determined by an appraiser appointed in accordance with this paragraph, shall be binding and conclusive on all parties. The cost of any appraisal pursuant to this paragraph (including any reasonable costs incurred in petitioning a court to make such appointment) shall be borne one-half by the Company and one-half by the selling Member.

2.12 *Drag-Along*. If Members constituting a Majority Interest or greater ("*Dragging Members*") propose to consummate a Drag-Along Sale, the Dragging Members shall have the right to require that any Member holding a Profits Interest that the Dragging Members select (each such other Member, a "*Drag-Along Member*") participate in such Drag-Along Sale in the manner set forth herein. If the Drag-Along Sale is structured as a sale of Membership Interests, then each Drag-Along Member shall, in connection with such Drag-Along Sale, sell such quantity of Membership Interests held by such Drag-Along Member as directed by the

Dragging Members. If the Drag-Along Sale is structured other than as a sale of Membership Interests (e.g., as a sale of all or substantially all of the assets of the Company), then notwithstanding anything to the contrary in this Agreement, each Drag-Along Member shall vote in favor of the Drag-Along Sale transaction and otherwise consent to and raise no objection to such Drag-Along Sale transaction. The Dragging Members shall exercise their rights pursuant to this paragraph by delivering a notice to each Drag-Along Member no more than 180 days prior to closing of the Drag-Along Sale and no fewer than 10 days prior to closing of the Drag-Along Sale setting forth the terms and conditions reasonably determined by the Dragging Members to be material to the Drag-Along Sale as well as such other information and documentation as the Dragging Members deem appropriate in their Sole Discretion. Each Drag-Along Member shall take all actions as may be reasonably necessary to consummate the Drag-Along Sale, including entering into agreements and delivering certificates and instruments, in each case, substantially consistent with the agreements being entered into and the certificates being delivered by the Dragging Members. Notwithstanding the foregoing, no Drag-Along Member shall be required to participate in the Drag-Along Sale if any of the following is true: (a) such Drag-Along Member would be given a substantially different form of consideration for such Drag-Along Member's Membership Interest pursuant to the Drag-Along Sale than the form of consideration given to any other participating Members pursuant to the Drag-Along Sale (provided that such differences shall not provide a basis for the Drag-Along Member to refrain from participating in the Drag-Along Sale if the differences are the result of requirements of applicable law, or Members being given the same options but selecting different forms of consideration, or specified Members being given an opportunity to rollover or reinvest all or any portion of their Membership Interests); (b) such Drag-Along Member would be provided a lower proportionate amount of consideration for such Drag-Along Member's Membership Interest pursuant to the Drag-Along Sale than the amount of consideration provided to any other participating Members pursuant to the Drag-Along Sale; or (c) participating in the Drag-Along Sale would require such Drag-Along Member to make materially more extensive or restrictive covenants, indemnities, representations, or warranties than those applicable to any other Member participating in the Drag-Along Sale. The fees and expenses of the Dragging Members incurred in connection with a Drag-Along Sale that the Dragging Members determine in good faith are for the mutual benefit of the Drag-Along Members shall be shared by all the Members participating in the Drag-Along Sale on a pro rata basis, based on the consideration received by each such Member; provided that if the Drag-Along Sale fails to close, such fees and expenses shall be charged to and reimbursed by the Company as a Company expense. For purposes of this Agreement, "*Drag-Along Sale*" means (a) a sale resulting in no less than a 50% of the Membership Interests being held by a third party purchaser who is not an affiliate of any existing Member; (b) the sale of all or substantially all of the assets of the Company to a third party purchaser who is not an affiliate of any existing Member; or (c) a consolidation, merger, recapitalization, or reorganization of the Company with or into a third party purchaser who is not an affiliate of any existing Member that results in the inability of the existing Members to designate or elect a majority of the Managers of the Company or a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

Article 3
Capital Contributions

3.01. *Initial Contributions*. Each Member holding a Membership Interest (other than a Profits Interest) has made contributions to the capital of the Company ("*Capital Contributions*") described for that Member in *Exhibit A*.

3.02. *Additional Contributions*. No Member shall be obligated to make any additional contribution to the Company's capital without the prior unanimous written consent of the Members.

3.03. *Failure to Contribute*.

(a) If a Member does not contribute, within 10 days of the date designated by the Managers, all or any portion of a Capital Contribution that Member is required to make as provided in this Agreement, the Managers may cause the Company to exercise, on notice to that Member (the "*Delinquent Member*"), one or

more of the following remedies:

(i) taking such action (including court proceedings), at the cost and expense of the Delinquent Member, as the Managers may deem appropriate to obtain payment by the Delinquent Member of the portion of the Delinquent Member's Capital Contribution that is in default, together with interest thereon from the date that the Capital Contribution was due until the date that it is made, at a rate per annum equal to the lesser of (A) the maximum rate permitted by applicable law and (B) 1% plus the interest rate publicly quoted by *The Wall Street Journal* from time to time as the prime commercial or similar reference interest rate, with adjustments to be made on the same date as any change in that rate;

(ii) exercising the rights of a secured party under the Uniform Commercial Code of the State of Texas, as more fully set forth in Sec. 3.03(b); or

(iii) exercising any other rights and remedies available at law or in equity.

(b) Each Member grants to the Company, as security for the payment of all Capital Contributions that Member has agreed to make, a security interest in and a general lien on its Membership Interest and the proceeds thereof, all under the Uniform Commercial Code of the State of Texas. On any default in the payment of a Capital Contribution, the Company is entitled to all the rights and remedies of a secured party under the Uniform Commercial Code of the State of Texas with respect to the security interest granted in this Sec. 3.03(b). Each Member shall execute and deliver to the Company all financing statements and other instruments that the Managers may request to effectuate and carry out the preceding provisions of this Sec. 3.03(b). At the option of the Managers, this Agreement or a photographic, or other copy hereof may serve as a financing statement.

3.04. *Return of Contributions*. A Member is not entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. An unrepaid Capital Contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

3.05. *Advances by Members*. If the Company does not have sufficient cash to pay its obligations, any Member(s), with the consent of the Managers, may advance all or part of the needed funds to or on behalf of the Company, at such interest rate and on such other terms as such Member and the Managers may agree. An advance described in this Sec. 3.05 constitutes a loan from the Member to the Company and is not a Capital Contribution.

3.06. *Capital Accounts.* A capital account shall be determined and maintained for the Members, to which contributions and profits shall be credited, against which distributions and losses shall be debited, and otherwise maintained in accordance with Treasury Regulation Section l.704-l(b)(2)(iv) ("*Capital Account*"). The Company shall increase or decrease the Capital Accounts of the Members to reflect a revaluation of Company assets (including intangible assets such as goodwill) on the Company books to the fair market value of the Company assets (taking into account Section 770l(g) of the Code) as of the following times: (i) the acquisition of an interest or an additional interest inthe Company by any new or existing Member in exchange for more than a de minimis CapitalContribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of property or money as consideration for an interest in the Company; (iii) the grant of an interest in the Company as consideration for the provision of services to or for the benefit of the Company; (iv) in connection with the exercise of a non-compensatory option within the meaning of Treasury Regulations Section l.721-2(f) (other than an option for a de minimis "partnership interest" within the meaning of Treasury Regulation Section 1.704- 1(b)(2)(ii)(f)(5)(iv)); (v) under GAAP, provided substantially all of the Company's property (excluding money) consists of stock, securities, commodities, options, warrants, futures, or similar instruments that are readily tradable on an established securities market, as described in Treasury Regulations Section l.704-l(b)(2)(iv)(f)(5)(v); and (vi) the liquidation of the Company within the meaning of Treasury

Regulations Section l.704-l(b)(2)(ii)(g); *provided, however,* that adjustments pursuant to clauses (i), (ii), (iii), (iv) and (v) above will be made only if the Partnership Representative determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members of the Company. Notwithstanding anything to the contrary contained herein, the Company shall have booked-up the Members' Capital Accounts to fair market value of the Company assets in connection with the grant of the Profits Interest to LBI pursuant to the LBI Award Agreement in accordance with clause (iii) of this Sec. 3.06.

Article 4
Distributions and Allocations

4.01. *Distributions*. At such time as determined by the Managers, but in no event no less often than annually on or before March 31 following each fiscal year, Net Cash Flow (as defined in this Sec. 4.01) for each fiscal year (or such shorter period for which the distribution is made) shall be distributed to the Members in proportion to their Sharing Ratios. The term "*Net Cash Flow*" shall mean all cash funds derived by the Company (including interest received on reserves, borrowings, and capital transactions), without reduction for any non-cash charges, but less cash funds used to pay current operating expenses, debt payments, capital improvements, replacements, and establish reasonable reserves for any legitimate business purposes as determined by the Managers.

4.02. *Allocations*. Except as may be required by Code Sec. 704(c) and Treasury Regulation Sec. 1.704-3, all items of income, gain, loss, deduction, and credit of the Company shall be allocated to the Members in accordance with their Sharing Ratios.

4.03. *Qualified Income Offset*. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Sections 1.704-l(b)(2)(ii)(d)(4), (5) or (6) or any other event creates a Capital Account deficit, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate such Capital Account deficit of such Member as quickly as possible. This Sec. 4.03 is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Treasury Regulations promulgated under Code Section 704(b).

4.04. *Tax Distributions*. Notwithstanding the foregoing, the Company shall distribute to each Member with respect to each fiscal year, an amount of cash (taking into account all other distributions the Member has received with respect to such fiscal year) equal to the Tax Distribution with respect to that Member for such fiscal year. Any Tax Distribution shall be treated as an advance of distributions to which the Member would otherwise be entitled to pursuant to Sec. 4.01. The Tax Distribution, if any, with respect to any Member for any fiscal year shall be made no later than March 31 following each fiscal year, and shall be made more frequently if the Managers determine that more frequent distributions are necessary in order to correspond to the Members' estimated tax obligations. For purposes of the foregoing provision, "*Tax Distribution*" with respect to any Member for any fiscal year means net U.S. federal taxable income of the Company, if any, allocable to such Member with respect to such fiscal year, multiplied by the Assumed Tax Rate; *provided that,* in determining the Tax Distribution amount, if a Member is allocated a taxable loss for any fiscal year, the amount of such loss shall be carried forward and applied to offset any taxable income allocated to such Member for each succeeding fiscal year or years in which such Member is allocated taxable income until such loss is fully absorbed by taxable income allocated to such Member consistent with applicable rules relating to loss carry forwards under the Code. "*Assumed Tax Rate*" means the highest United States federal income tax rate applicable to individuals without taking into account the alternative minimum tax or any limitations on deductions or separate tax attributes that may be applicable to a Member.

Article 5
Management

5.01. *Management by Managers.*

(a) Subject to the provisions of Sec. 5.02, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, managers of the Company ("*Managers*"). No Member in its capacity as a Member has the right, power, or authority to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company.

(b) In managing the business and affairs of the Company and exercising its powers, the Managers shall act (i) collectively through resolutions adopted at meetings and in written consents pursuant to Secs. 5.04 and 5.08; and (ii) through committees and individual Managers to which authorities and duties have been delegated pursuant to Sec. 5.05. No Manager has the right, power, or authority to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company, except in accordance with the immediately preceding sentence. Decisions or actions taken by the Managers in accordance with this Agreement (including this Sec. 5.01 and Sec. 5.02) shall constitute decisions or actions by the Company and shall be binding on each Manager, Member, Officer (as defined in Sec. 5.09), and employee of the Company.

5.02. *Decisions Requiring Member Consent.* Notwithstanding any power or authority granted the Managers under the BOC, the Certificate, or this Agreement, (a) the Managers may not make any decision or take any action for which the consent of a Majority Interest or other consent of the Members is expressly required by the Certificate or this Agreement, without first such obtaining such consent, and (b) the Managers may not make any of the following decisions or actions without first obtaining the consent of a Majority Interest:

(i) Merger in which the Company is not the surviving entity.

(ii) Sale of all or substantially all Company assets.

(iii) Filing for bankruptcy protection.

Each Member may, with respect to any vote, consent, or approval that it is entitled to grant pursuant to this Agreement, grant or withhold such vote, consent, or approval in its Sole Discretion.

5.03. *Selection of Managers.* The number of Managers of the Company shall be designated by a Majority Interest. As of the date of this Agreement, the sole Manager of the Company is Ashley Diana Black. Managers need not be Members or residents of the State of Texas. Each Manager (whether an initial or a successor Manager) shall cease to be a Manager upon the earliest to occur of any of the following events: (a) such Manager shall engage in negligence gross negligence, or willful misconduct in the performance of its duties as a Manager and, as a result thereof, shall be removed by a Majority Interest at a meeting of the Members called for that purpose; (b) such Manager shall resign as a Manager, by giving notice of such resignation to the Members; or (c) such Manager shall die, dissolve (unless its business is continued without the commencement of liquidation or winding up), or become bankrupt (as defined in the BOC). Any vacancy in any Manager position may be filled by a Majority Interest at a meeting of the Members called for that purpose.

5.04. *Meetings of Managers.* Regular meetings of the Managers may be held on such dates and at such times as shall be determined by the Managers, with notice of the establishment of such regular meeting schedule being given to each Manager that was not present at the meeting at which it was adopted. Special meetings of the Managers may be called by any Manager by notice thereof (specifying the place and time of such meeting) that is delivered to each other Manager at least 24 hours prior to such meeting. Neither the business

to be transacted at, nor the purpose of, such special meeting need be specified in the notice (or waiver of notice) thereof. Unless otherwise expressly provided in this Agreement, at any meeting of the Managers, a majority (by number) of the Managers shall constitute a quorum for the transaction of business, and an act of a majority (by number) of the Managers who are present at such a meeting at which a quorum is present shall be the act of the Managers. The provisions of this Sec. 5.04 shall be inapplicable at any time that there is only one Manager.

5.05. *Committees of Managers; Delegation of Authority to Individual Managers*. The Managers may designate one or more committees, each of which shall be comprised of one or more of the Managers, and may designate one or more of the Managers as alternate members of any committee. Except for matters that cannot be delegated to such a committee pursuant to the BOC, any such committee, to the extent provided in the resolution establishing it, shall have and may exercise all of the authority that may be exercised by the Managers. Regular and special meetings of such committee shall be held in the manner designated by the Managers or, if not so designated, by such committee. The Managers may dissolve any committee at any time. In addition, the Managers may delegate to one or more Managers such authority and duties and assign to them such titles, as the Managers may deem advisable. Any such delegation may be revoked at any time by the Managers.

5.06. *Compensation*. The Managers shall receive such compensation, if any, for their services as may be designated by a Majority Interest. In addition, the Managers shall be entitled to be reimbursed for out-of-pocket costs and expenses incurred in the course of their service hereunder.

5.07. *Meetings of Members*. An annual meeting of the Members for the transaction of such business as may properly come before the meeting may be held on such date and at such time as the Managers shall specify in the notice of the meeting, which shall be delivered to each Member at least 20 days prior to such meeting. Special meetings of the Members may be called by the Managers or by Members having among them at least ten percent of the Sharing Ratios of all Members. Any such meeting shall be held on such date and at such time as the Person calling such meeting shall specify in the notice of the meeting, which shall be delivered to each Member at least ten days prior to such meeting. Only business within the purpose or purposes described in the notice (or waiver thereof) for such meeting may be conducted at such meeting. Unless otherwise expressly provided in this Agreement, at any meeting of the Members, Members holding among them at least a majority of all Sharing Ratios (a *"Majority Interest*"), represented either in person or by proxy, shall constitute a quorum for the transaction of business, and an act of a Majority Interest shall be the act of the Members.

5.08. *Provisions Applicable to All Meetings*. In connection with any meeting of the Managers, Members, or any committee of the Managers, the following provisions shall apply:

(a) *Place of Meeting*. Any such meeting shall be held at the principal place of business of the Company, unless the notice of such meeting (or resolution of the Managers or committee, as applicable) specifies a different place, which need not be in the State of Texas.

(b) *Waiver of Notice Through Attendance*. Attendance of a Person at such meeting (including pursuant to Sec. 5.08(e)) shall constitute a waiver of notice of such meeting, except where such Person attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c) *Proxies*. A Person may vote at such meeting by a written proxy executed by that Person and delivered to another Manager, Member, or member of the committee, as applicable. A proxy shall be revocable unless it is stated to be irrevocable.

(d) *Action by Written Consent*. Any action required or permitted to be taken at such a meeting may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the Managers, Members, or members of the committee, as applicable, having not fewer than the minimum number of Sharing Ratios or votes that would be necessary to

take the action at a meeting at which all Members, Managers, or members of the committee, as applicable, entitled to vote on the action were present and voted.

(e) *Meetings by Telephone*. Managers, Members, or members of the committee, as applicable, may participate in and hold such meeting by means of conference telephone, videoconference, or similar communications equipment by means of which all Persons participating in the meeting can hear each other.

5.09. *Officers*. The Managers may designate one or more Persons to be officers of the Company ("*Officers*"), and any Officers so designated shall have such title authorities, duties, and salaries as the Managers may delegate to them or as specified in this Agreement. Any Officer may be removed as such, either with or without cause, by the Managers. If the title assigned to an Officer is one commonly used for officers of a limited liability company formed under the BOC, the assignment of such title shall constitute the delegation to such Officer of the authority and duties that are normally associated with that office, subject to any expansion, limitation, or restriction imposed by the Managers or this Agreement. Subject to the terms of this Agreement, any action taken by an Officer in accordance with this Agreement and pursuant to authority properly delegated to such Officer shall constitute the act of the Company and shall bind the Company. The duties of the following Officers of the Company shall include the following:

President. The President of the Company, if any, (i) shall have general supervision over the business of the Company, (ii) shall perform any other duties ordinarily incident to the office of president of a Texas limited liability company, and (iii) shall perform any other duties as may be from time to time assigned by the Managers.

Vice President. Each Vice President of the Company, if any, (i) shall (in order of seniority) in the absence or incapacity of the President of the Company, or at the President's or Managers' request, but not otherwise, perform the duties and exercise the powers of the President of the Company, (ii) shall perform any other duties ordinarily incident to the office of vice president of a Texas limited liability company, and (iii) shall perform any other duties as may be from time to time assigned by the President or the Managers.

Treasurer and/or Chief Financial Officer. The Treasurer and/or Chief Financial Officer of the Company, if any, (i) shall have the custody of the Company funds and securities, except as otherwise provided by the Managers, (ii) shall keep full and accurate accounts of Company receipts and disbursements in books belonging to the Company, (iii) shall deposit all Company moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Managers, (iv) shall disburse the funds of the Company as may be ordered by the Managers, taking proper vouchers for such disbursements, (v) shall perform any other duties ordinarily incident to the office of treasurer or chief financial officer of a Texas limited liability company, and (vi) shall perform any other duties as may be from time to time assigned by the Managers.

5.10. *Limitations on Duties and Liabilities of Managers*. A Manager shall be liable to the Company and the other Members for acts or omissions in the management of the Company only in the case of gross negligence, willful misconduct, or intentional breach of this Agreement by such Manager; but a Manager shall not be liable to the Company or any other Member for any other acts or omissions, including the negligence, strict liability, or other fault or responsibility (short of gross negligence, willful misconduct, or intentional breach of this Agreement) by such Manager. Except for such duties as may be expressly set forth in this Agreement, a Manager shall not be subject to any duties (including fiduciary duties) in the management of the Company.

5.11. *Conflicts of Interest*. Subject to the other express provisions of this Agreement, each Member, Manager, Officer, or affiliate thereof may engage in and possess interests in other business ventures of any and every type and description, independently or with others, including ones in competition with the Company, with

no obligation to offer to the Company or any other Member, Manager, or Officer the right to participate therein. The Company may transact business with any Member, Manager, Officer, or affiliate thereof, provided the terms of those transactions are no less favorable than those the Company could obtain from unrelated third parties.

5.12. *Indemnification*. The Company shall indemnify, defend, protect, and hold harmless each Manager from and against all actions, suits, or proceedings (collectively, "*Proceedings*"), and all other claims, demands, losses, damages, liabilities, judgments, awards, penalties, fines, settlements, costs, and expenses (including court costs and reasonable attorneys' fees), arising out of the management of the Company or such Manager's service or status as a Manager. **THIS INDEMNITY SHALL APPLY TO MATTERS THAT ARISE OUT OF THE NEGLIGENCE, STRICT LIABILITY, OR OTHER FAULT OR RESPONSIBILITY BY SUCH MANAGER; PROVIDED, HOWEVER, THAT THIS INDEMNITY SHALL NOT APPLY TO MATTERS ARISING OUT OF THE GROSS NEGLIGENCE, WILLFUL MISCONDUCT, OR INTENTIONAL BREACH OF THIS AGREEMENT BY SUCH MANAGER.** The Company, by adoption of a resolution of the Managers, may indemnify an Officer, employee, or agent of the Company to the same extent and subject to the same conditions under which it shall indemnify Managers under the preceding sentence. The Company may purchase and maintain insurance to protect itself and any Manager, Officer, employee, or agent of the Company.

Article 6
Taxes

6.01. *Tax Returns*. The Company shall prepare and timely file all federal, state, and local tax returns required to be filed by the Company. Each Member shall furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's tax returns to be timely prepared and filed. The Company shall deliver a copy of each such return to the Members on or before five business days following the due date of any such return, together with such additional information as may be required by the Members in order for the Members to file their individual returns reflecting the Company's operations. The Company shall bear the costs of the preparation and filing of its returns.

6.02. *Tax Elections*. The Company shall make the following elections on the appropriate tax returns:

(a) To adopt the calendar year as the Company's fiscal year;

(b) To adopt the cash or accrual method of accounting, as required, and to keep the Company's books and records on the corresponding method;

(c) If a distribution of the Company's property as described in Code Sec. 734 occurs or upon a transfer of Membership Interests as described in Code Sec. 743, on request by notice from a Majority Interest, pursuant to Code Sec. 754, to adjust the basis of Company' s properties;

(d) To elect to amortize the organizational expenses of the Company ratably over a period of 60 months as permitted by Code Sec. 709(b); and

(e) Any other election the Managers with the consent of a Majority Interest may deem appropriate and in the best interests of the Members.

Neither the Company nor any Manager or Member may make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law and no provision of this Agreement (including Sec. 1.07) shall be construed to sanction or approve such an election.

6.03. *Partnership Representative*. The Managers shall designate one Manager or other Person meeting the requirements of Treasury Regulation Section 301.6223-1(c)(3) as the "partnership representative" of the Company pursuant to Code Section 6223(a) as amended by the Bipartisan Budget Act of 2015 (such Act, the "*BBA*") and such designee, the "*Partnership Representative*"). The Partnership Representative shall inform each Member of all significant matters that may come to its attention in its capacity as Partnership Representative by giving notice thereof on or before the fifth business day after becoming aware thereof and within that time, shall forward to each Member copies of all significant written communications it may receive in that capacity. The Partnership Representative shall take no action without the authorization of a Majority Interest, other than such action as may be required by applicable law. Any costs or expenses incurred by the Partnership Representative in connection with its duties, including the preparation for or pursuance of administrative or judicial proceedings, shall be paid by the Company. If the Company pays any imputed adjustment amount under Code Section 6225 as amended by the BBA, the Managers shall seek payment from the Members (including any former Member) to whom such liability relates, and each such Member (including any former Member) hereby agrees to pay such amount to the Company, and such amount shall not be treated as a Capital Contribution. Any amount not paid under the preceding sentence by a Member (or former Member) at the time requested by the Managers shall accrue interest at the interest rate publicly quoted by *The Wall Street Journal* from time to time as the prime commercial or similar reference interest rate, with adjustments to be made on the same date as any change in that rate, until paid, and such Member (or former Member) shall also be liable to the Company for any damages resulting from a delay in making such payment beyond the due date such payment is requested by the Managers. Without reduction in a Member's (or former Member's) obligation under the preceding two sentences, any imputed adjustment amount paid by the Company that is attributable to a Member (or former Member), and that is not paid by such Member shall be treated as a distribution to such Member (or former Member).

Article 7
Books, Records, and Bank Accounts

7.01. *Books and Records*. The Managers shall keep or cause to be kept materially complete and accurate books and records of the Company, supporting documentation of the transactions with respect to the conduct of the Company's business, and minutes of the proceedings of its Managers, Members, and each committee of the Managers. The books and records shall be maintained with respect to accounting matters in accordance with sound accounting practices, and all books and records may be maintained by the Company (or on its behalf) on, or by means of, an information storage device or method or one or more electronic data systems, if such books and records can be converted into written paper form within a reasonable time, and shall be available for examination by any Member or the Member's duly authorized representative with at least 14 days written notice to the Managers. Each Member shall reimburse the Company for all reasonable, direct costs and expenses (excluding attorneys' fees) incurred by the Company in connection with the Member's inspection and copying of the Company's books and records.

7.02. *Reports*. By March 31 after the end of each taxable year, the Managers shall cause to be sent to each Member at the end of the taxable year a complete accounting of the financial affairs of the Company for the taxable year then ended.

7.03. *Accounts*. The Managers with the consent of a Majority Interest shall establish one or more separate bank and investment accounts and arrangements for the Company, which shall be maintained in the Company's name with financial institutions and firms that the Managers with the consent of a Majority Interest determine. The Managers may not commingle the Company's funds with the funds of any Manager or Member.

Article 8
Winding Up and Termination

8.01. *Events Requiring Winding Up*. The Company shall be wound up on the first to occur of the following events:

(a) the consent of a Majority Interest;

(b) entry of a decree of judicial dissolution of the Company under Section 11.314 of the BOC; and

(c) the occurrence of an event described in Sec. 11.056 of the BOC and the failure of the legal representative or the successor of the Member to take the actions required by Sec. 11.056 of the BOC within the time specified therein.

No other event (including an event described in the BOC) will cause the Company to be wound up.

8.02. *Winding Up and Termination.*

(a) On the occurrence of an event described in Sec. 8.01(a), the Managers shall act as liquidator or may appoint one or more Members as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company as provided in the BOC. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Managers. The costs of winding up shall be borne as a Company expense.

(b) Any assets of the Company remaining at the conclusion of the winding-up process shall be distributed among the Members pro rata, in proportion to their respective positive Capital Account balances; if, however, the relative Capital Accounts of the Initial Members with positive Capital Accounts balances are not in proportion to the Initial Members' respective Catchup Sharing Ratio, then items of Company income and gain (including items of gross income and gain) shall be allocated to the Initial Members in such a manner that, to the greatest extent permitted under applicable law, the Initial Members' Capital Accounts are in proportion to their respective Catchup Sharing Ratios. For purposes of foregoing, (i) *"Initial Members"* means ADB Equities, LLC, a Texas limited liability company, and LBI, and (ii) *"Catchup Sharing Ratio"* means, with respect to each Initial Member, the percentage corresponding to such Initial Member on *Exhibit A* under the heading "Catchup Sharing Ratio," which shall be diluted upon admitting new Members to the Company pursuant to Sec. 2.04 and shall otherwise automatically be deemed adjusted from time to time to equal the applicable Initial Member's then current Sharing Ratio.

(c) On completion of such final distribution, the Managers shall file a Certificate of Termination with the Secretary of State of Texas, cancel any other filings made pursuant to Sec. 1.05, and take such other actions as may be necessary to terminate the existence of the Company.

8.03. *No Restoration of Deficit Capital Accounts*. No Member shall be required to pay to the Company, to any other Member, or to any third party any deficit balance that may exist from time to time in any Capital Account or similar account maintained for such Member for any purpose.

Article 9
General Provisions

9.01. *Offset*. Whenever the Company is to pay any sum to any Member, any amounts that Member owes the Company may be deducted from that sum before payment.

9.02. *Notices*. All notices, requests, or consents under this Agreement shall be (a) in writing, (b) delivered to the recipient (i) in person, (ii) by nationally recognized overnight courier, receipt requested, (iii) by certified or registered mail, return receipt requested, postage prepaid, (iv) by facsimile, or (v) by email, (c) if to a Member, delivered to such Member in person or at the applicable address, facsimile number, or email address on the signature page or joinder hereto, or such other address, facsimile number, or email address as that Member

may specify by notice to the other Members, (d) if to the Managers or the Company, delivered to all of the Managers at the applicable addresses, facsimile numbers, or email addresses on the signature page or joinder hereto, or such other addresses, facsimile numbers, or email addresses as the applicable Managers may specify by notice to the Members, and (e) effective (i) when delivered by hand, with written confirmation of receipt, (ii) when received by the addressee if sent by overnight courier, (iii) on the third day after the date mailed by certified or registered mail, or (iv) on the date sent by facsimile or email, with confirmation of transmission, if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient. Whenever any notice is required to be given by applicable law, the Certificate, or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

9.03. *Entire Agreement; Supersedure*. This Agreement constitutes the entire agreement of the Members relating to the Company and supersede all prior contracts or agreements with respect to the Company, whether oral or written.

9.04. *Effect of Waiver or Consent*. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company.

9.05. *Amendments of Certificate and Agreement*. The Certificate and this Agreement may be amended or restated only with the approval of the Managers and a Majority Interest; provided, however, that amendments of the type described in Sec. 2.01 may be adopted as therein provided. Except as provided in Sec. 2.01, no amendment or waiver to or of this Agreement or the Certificate of Formation that would be reasonably likely to materially injure or reduce any Member's privileges, rights, or standing relative to any other Member may be effected without the unanimous approval of the Members.

9.06. *Binding Effect*. Subject to the restrictions on Dispositions set forth in this Agreement, this Agreement is binding on and shall inure to the benefit of the Members and their respective heirs, legal representatives, successors, and assigns.

9.07. *Governing Law; Severability*. **THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS (EXCLUDING ITS CONFLICT-OF-LAWS RULES).** If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by applicable law.

9.08. *Construction and Interpretation*. Unless the context clearly requires otherwise: (a) the gender (or lack of gender) of all words used in this Agreement, including defined terms, includes the masculine, feminine, and neuter form, (b) the number of all words used in this Agreement, including defined terms, includes the singular and plural, (c) any derivation of a defined term used in this Agreement shall have a meaning correlative to the definition given to such defined term herein, (d) when used in this Agreement, the terms "herein," "hereof," "hereby," "hereto," "hereunder," and other similar words refer to this Agreement as a whole, (e) references in this Agreement to any annexes, appendices, attachments, exhibits, or schedules are to the annexes, appendices, attachments, exhibits, or schedules attached to this Agreement, each of which is made a part hereof for all purposes, (f) references in this Agreement to provisions of the Code, TBOC, or any other law shall include any corresponding provisions of applicable succeeding law, in each case as amended, modified, and supplemented from time to time, (g) references in this Agreement to any contract, document, or instrument means such contract, document, or instrument as amended, modified, and supplemented from time to time to the extent permitted by the provisions thereof, (h) when used in this Agreement, the term "including," and variations thereof, means "including without limitation," and applicable variations thereof, (i) when used in this Agreement,

the term "or" means "and/or," (j) if any deadline referenced in this Agreement would occur on a day that is not a business day in the state of Texas, such deadline shall be automatically extended to the next business day in such state, but otherwise all references in this Agreement to days shall mean calendar days, (k) where any provision of this Agreement refers to action to be taken (or prohibited from being taken) by any Person, such provision shall be deemed to apply to any action taken directly or indirectly by such Person, (l) all references to currency, monetary values, and dollars set forth in this Agreement shall be to U.S. currency, and all payment obligations and rights hereunder shall be in U.S. currency, (m) any conditions or requirements set forth herein with respect to the taking of any act or making of any decision or determination by any Person shall be deemed necessary and sufficient for the taking of such act or making of such decision or determination, and (n) this Agreement shall be divided into Articles and Sections within each Article, and references to any Articles and Sections refer to articles and sections of this Agreement, with a reference to a particular Article or Section including all of the provisions of the applicable numbered Article or Section hereof. Further, (i) the captions and headings in this Agreement have been included for convenience only, are not part of this Agreement, and shall not be used to interpret this Agreement, (ii) this Agreement shall be construed as a whole, according to its fair meaning, and not in favor of or against any Person, including by virtue of authorship, and (iii) any recitals to this Agreement shall be incorporated in and be a part of this Agreement.

9.09. *Further Assurances*. Each Member shall acknowledge, deliver, execute, file, record, swear to, and verify any certificates, documents, and instruments, and perform any acts, as reasonably requested by the Managers to (a) accomplish or effectuate the provisions or spirit of this Agreement, (b) accomplish or effectuate the business or purposes of the Company, or (c) meet any requirements of applicable law.

9.10. *Equitable Remedies*. Each Person bound by this Agreement acknowledges that a breach or threatened breach by such Person of any of its obligations under this Agreement would give rise to irreparable harm to the beneficiaries of this Agreement for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of such a breach or a threatened breach, each beneficiary of this Agreement shall, in addition to any and all other rights and remedies that may be available in respect of such breach or threatened breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

9.11. *Counterparts*. This Agreement may be executed in any number of counterparts, all of which shall constitute the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

COMPANY:

ADB Interests, LLC

Signature: DocuSigned by: Ashley Black 4EDD84E5C79547D...
Name: Ashley Diana Black
Title: Manager

ADB Interests, LLC
[redacted]

Attn: Ashley Diana Black, Manager
[redacted]

MEMBERS:

ADB Equities, LLC

Signature: DocuSigned by: Ashley Black 4EDD84E5C79547D...
Name: Ashley Diana Black
Title: Manager

ADB Equities, LLC
[redacted]
Attn: Ashley Diana Black, Manager
[redacted]

LBI Entertainment, LLC

Signature: DocuSigned by: Sam Warren EDC4F11E73E347B...
Name: Sam Warren
Title: MANAGER

LBI Entertainment, LLC
[redacted]
Attn: Sam Warren
Email: [redacted]

MANAGER:

DocuSigned by: Ashley Black 4EDD84E5C79547D...

Ashley Diana Black

Ashley Diana Black
[redacted]

EXHIBIT A
Initial Members

Members	Catchup Sharing Ratio	Sharing Ratio
ADB Equities, LLC	94.11765%	94.11765%
LBI Entertainment, LLC	5.88235%	5.88235%

EXHIBIT B
Spouse's Agreement

The undersigned, being the spouse of ________________________________ agrees to be bound by the provisions of this Agreement, to the extent applicable to the undersigned (including Sec. 2.09).

Name: ___________________________________
Signature: ___________________________________